SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

18 September 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 18 September 2009

                   re:   Proposed Potential Participation in GAPS

84/09

18 September 2009

LLOYDS BANKING GROUP PROPOSED POTENTIAL PARTICIPATION IN THE GOVERNMENT ASSET PROTECTION SCHEME

Lloyds Banking Group (Lloyds) notes recent media speculation regarding its proposed potential participation in the Government Asset Protection Scheme (GAPS).  Lloyds is continuing its discussions with HM Treasury with respect to its possible participation in GAPS.  However, in light of improving economic conditions and the results of Lloyds' detailed reviews of its loan portfolios and their expected performance, Lloyds and HM Treasury are discussing possible changes to the commercial terms on which Lloyds might enter into GAPS from those announced in March 2009, including the possibility of reducing the amount of assets covered by the scheme.

Lloyds is also considering possible alternatives to entering into GAPS and is in discussions with HM Treasury, UK Financial Investments and the Financial Services Authority in this regard.  All possibilities remain open and, as part of this process, Lloyds is focused on ensuring that any potential alternatives to GAPS would be in the interests of shareholders and other stakeholders.

A further announcement will be made as soon as practicable.

- END -

For further information:

Investor Relations

Michael Oliver    +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe    +44 (0) 20 7356 1571

Senior Manager, Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O'Riordain    +44 (0) 20 7356 1849

Group Communications Director

Email: shane.o'riordain@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  18 September 2009